April 10, 2006

Mr. Glenn R. Richter
Chief Financial Officer
R. R. Donnelley and Sons Company
111 South Wacker Drive
Chicago, Illinois 60606

Re: R. R. Donnelley and Sons Company
        Form 10-K for the year ended December 31, 2005
        Commission File Number: 001-04694

Dear Mr. Richter:

We have reviewed the above referenced filing and have the following comments. We have
limited our review to the financial statements and related disclosures included within this
document. Understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in
future filings. If you disagree, we will consider your explanation as to why our comments are
inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide
us with supplemental information so we may better understand your disclosure. Please be as
detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may
have about any aspects of our review.

* *

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Financial Review

Non-GAAP Measures, page 24
1. We note that you included in your discussion of financial condition income from continuing
    operations, operating margin, net earnings, and earnings per diluted share on a non-GAAP
    basis. We also note from your reconciliation to the closest GAAP measures for each of these

items as presented on page 25 that you have included restructuring and impairment charges as reconciling items in both 2005 and 2004. FR 65 specifically addresses non-recurring, infrequent, or unusual items that are reasonably likely to recur within two years or have occurred within the prior two years. As such, it appears that your restructuring and impairment charges are not appropriate reconciling items. See Questions 8 and 0 of the Staff's June 13, 2003 FAQ on the Use of Non-GAAP Financial Measures for additional guidance. Please advise or revise.

Liquidity and Capital Resources

Cash and Contractual Obligations and Other Commitments and Contingencies, page 38
2. We note you have presented the principal amount of long term debt in your table of contractual obligations on page 38, and have disclosed the amount of interest you expect to pay in the coming year in narrative form below the table. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table for all years presented in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. For example, you should include a discussion of the specific methodology used in calculating interest you expect to pay in the coming year. If you elect to exclude interest payments from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. See footnote 46 to FR – 72.

Note 2 – Acquisitions

2005 Acquisitions, page F-10
3. We note from your disclosure on page F-11 that the asset allocation for all businesses acquired is "subject to further refinement." It is unclear from your current disclosure why you were unable to complete the allocations. Supplementally explain to us and revise your disclosure in future filings to indicate the specific facts and circumstances surrounding why your asset allocations for your 2005 acquisitions have not been finalized. Your response and revised disclosure should include the specific acquisition and balance sheet line item, as well as a discussion of the specific uncertainty leading to the extension of the allocation period. See paragraph 51(h) of SFAS 141.

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-5

4. We note from your Consolidated Statements of Cash Flows that you have received substantial amounts of cash proceeds from the exercises of stock options. IT also appears you acquired a significant amount of your common stock during 2005. However, it is unclear how this activity is reflected in your Consolidated Statements of Stockholders' Equity. Please explain Supplementally and clarify your presentation in future filings.

* *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief